UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                                AMENDMENT A
                 Under the Securities Exchange Act of 1934



                                OILEX, INC.,
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                678034 20 8
                              (CUSIP Number)

                          Warren J. Soloski, Esq.
                       11300 West Olympic Boulevard
                                 Suite 800
                       Los Angeles, California 90064
                              (310) 477-9742

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  July, 1998
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [__]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
                                AMENDMENT A
                          CUSIP No.:  678037 10 2

1.   Name of reporting person:  Saul N. Yarmak

     S.S. or IRS Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:  (a) [___]
                                                        (b) [___]
3.   SEC use only __________________________________________

4.   Source of funds:  PF from sale of Private Company

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [__]

6. Citizenship or place of organization: United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   Sole voting power: 3,835,000

8.   Shared voting power:  -0-

9.   Sole dispositive power:  3,835,000

10.  Shared dispositive power:  -0-

11.  Aggregate amount beneficially owned by each reporting
     person:  3,835,000

12. Check box if the aggregate amount in Row (11) excludes certain shares: [___]

13.  Percent of class represented by amount in Row (11): 36.12%

14.  Type of reporting person:  IN

                                OILEX, INC.

                               SCHEDULE 13D
                                AMENDMENT A

1.   Security and Issuer

     The class of securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Oilex Inc., a Nevada corporation (the "Company"), which has its principal executive offices located at 3050 Post Oak Blvd., Suite 1760, Houston, Texas 77056.

2.   Identity and Background

          (a) Saul N. Yarmak, referred to herein as "Yarmak" or "reporting Person," is the person filing this statement.

          (b)   Yarmak's business address is 4616 West Sahara,
#317, Las Vegas, Nevada 89104

          (c)   Yarmak's occupation or employment is investor.

          (d) During the last five years, Yarmak has not been convicted in a criminal proceeding, including traffic violations or similar misdemeanors.

          (e) During the last five years, Yarmak was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Yarmak is a resident of the state of Nevada, and a citizen of the United States of America.

3.   Source and Amount of Funds or Other Considerations

     The Reporting Person paid an average of $0.16 per share for 2,320,000 shares of Common Stock acquired from May 8, 1998 to July 2, l998, paid an average of $0.26 per share for 992,000 shares of Common Stock acquired from July 6, 1998 to July 9, 1998 and paid an average of $0.375 per share for 523,000 shares of Common Stock acquired from July 10, 1998 to July 22, 1998.

4.   Purpose of Transaction

     The Reporting Person has purchased the Common Stock of the Company for investment purposes.

     (a) Other than as stated above, the Reporting Person does not have any plans or proposals which relate to or would result in the acquisition or disposition of any additional securities of the Company, except that the Reporting Person may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

     (b) The Reporting Person does not have any plans or proposals which relate to or would result in any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Company or any subsidiary.

     (c) The Reporting Person does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any subsidiary.

     (d) The Reporting person was elected to fill an existing vacancy on the Board of Directors and does not have any plans or proposals which relate to or would result in any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors.

     (e) The Reporting Person does not have any plans or proposals which relate to or would result in any material change in the Company's business or corporate structure.

     (g) The Reporting Person does not have any plans or proposals which relate to or would result in changes in the Company's charter, bylaws or other actions which may impede the acquisition or control of the Company by any person.

     (h) The Reporting Person does not have any plans or proposals which relate to or would result in any class of securities of the Company to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (i) The Reporting Person does not have any plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) The Reporting Person does not have any plans or proposals which relate to or would result in any action similar to those enumerated above.

5.   Interest in Securities of the Issuer

     (a)  The Reporting Person owns 3,835,000 shares of Common
Stock. The Reporting Person would beneficially own 36.12% of the total outstanding shares of Common Stock of the issuer, assuming no further stock issuances between now and approval.

     (b)  All Common Stock beneficially owned by the Reporting
Person is subject to his sole power to vote and dispose of the Common Stock.

     (c) During the 75 days prior to the filing, the Reporting Person effected a series of open market transactions in the Common Stock, including the purchase of 2,320,000 shares of Common Stock from May 8, 1998 through July 2, 1998 for an average price of $0.16 per share, the purchase of an additional 992,000 shares of Common Stock from July 6, l998 through July 9, 1998 for an average price of $0.26 per share, and the purchase of an additional 523,000 shares of Common Stock from July 10, 1998 through July 20, 1998 for an average price of $0.375 per share.

     (d) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of securities of the Company.

     (e) Assuming no prior sales of currently held stock, the Reporting Person will not have ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Personal funds, mostly from the sale of a privately held company, were used to facilitate the open market transactions. The sale of the Reporting Persons' privately held company closed on June 25, 1998 at which time the Reporting Person purchased the vast majority of his shares.

7.   Material to be Filed as Exhibits

     None.


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1998                    /s/ Saul N. Yarmak
                                             Saul N. Yarmak